Exhibit 15

Scopus BioPharma Licenses Novel Immuno-oncology Gene Therapy Drug from City of Hope, a Cancer Center in Los Angeles, California

Phase 1 Clinical Trial Expected to Commence in H2 2020

Related Acquisition of Bioscience Oncology Enhances Company’s Management Team

New York, NY, June 11, 2020 /PRNewswire/ -- Scopus BioPharma Inc. (“Scopus” or the “Company”), a biopharmaceutical company developing novel therapeutics targeting serious diseases with significant unmet medical needs, today announced the signing of an exclusive, worldwide license to a novel, first-in-class, targeted immuno-oncology gene therapy drug developed at City of Hope.

City of Hope is a world-renowned independent research and treatment center for cancer, diabetes and other life-threatening diseases near Los Angeles, California.

The licensed gene therapy drug, CpG-STAT3siRNA (or the STAT3 inhibitor), is a highly-selective and targeted therapy that silences the activity of the STAT3 gene by way of RNA interference while stimulating the TLR9 receptors to activate the body’s immune defense to recognize and kill cancer cells. In pre-clinical testing, the STAT3 inhibitor has successfully reduced growth and metastasis of various preclinical tumor models, including melanoma, colon and bladder cancers, as well as leukemia and lymphoma.

A first-in-human Phase 1 clinical trial in B-cell lymphoma patients is expected to commence in H2 2020 at City of Hope.

Joshua R. Lamstein, Co-Chairman of Scopus, said, “We are extremely excited about licensing such a promising gene therapy drug with a robust intellectual property portfolio, compelling pre-clinical efficacy and safety profile and a plan to enter Phase 1 this year.”

The STAT3 drug was developed at City of Hope by Hua Yu, Ph.D., Associate Chair and Professor in the Department of Immuno-Oncology, Co-leader of the Cancer Immunotherapeutics Program and Billy and Audrey L. Wilder Professor in Tumor Immunotherapy at City of Hope, and Marcin Kortylewski, Ph.D., Associate Professor in the Department of Immuno-Oncology at City of Hope, who are both leading experts in the role of STAT3 in tumor angiogenesis and tumor immune evasion and in oligonucleotide-based cancer immunotherapies. The strategy was developed based on seminal discoveries by Dr. Yu’s team defining the key role of STAT3 in cancer cell survival and immune tolerance combined with a pioneering work on STAT3 targeting using TLR9-targeted delivery of siRNA oligonucleotide therapeutics into immune cells by Dr. Kortylewski and group.

Mr. Lamstein added, “We are privileged to have the opportunity to work with City of Hope, a globally-recognized research institution and cancer center. We are looking forward to working with Drs. Yu and Kortylewski, who are among the preeminent researchers in immuno-oncology.”

“City of Hope is proud to work with Scopus to bring this long-anticipated STAT3 drug to our clinical trial patients,” Yu said. “STAT3 is critical for the survival and metastasis of cancer cells, and for suppressing anti-tumor immune responses. If City of Hope and Scopus can develop a drug that works against STAT3, many cancer patients will benefit from this life-saving drug.”

“Our laboratories were the first to demonstrate that successful cancer immunotherapy needs to be two-step, TLR9 immunostimulation is only effective when STAT3 in the tumor microenvironment is no longer active.” Kortylewski said. “It is exciting to see this technology approaching clinical application with a strong ally in biopharma.”

Under the terms of the license agreement, Scopus has acquired the exclusive, worldwide rights to develop and commercialize the STAT3 drug, for which the Company has agreed to pay City of Hope license fees comprised of an upfront license fee (payable in cash and shares of common stock and warrants of Scopus), annual maintenance fees and performance-based payments linked to the achievement of certain clinical development and commercialization milestones, as well as sales-based royalty payments and sub-licensing fees.

Concurrent with the signing of the license agreement, Scopus acquired all of the shares of Bioscience Oncology. Bioscience Oncology is headed by Paul Hopper, a highly-accomplished biotechnology entrepreneur and investor, who has joined Scopus as Co-Chairman and a director.

Ashish P. Sanghrajka, President of Scopus, stated, “I am thrilled that our company will be joining forces with Paul Hopper. I have known and worked with Paul for over 15 years. He shares our focus on identifying and developing life changing treatments for patients which also result in substantial value creation for stakeholders.”

Mr. Hopper currently serves as Executive Chairman of Imugene Ltd and is Chairman of the Life Science Portfolio Managers Trust. Mr. Hopper previously served as Chairman of Viralytics Ltd., a oncolytic virus company targeting treatments for metastatic melanoma and other cancers, from 2010 until the company was sold to Merck & Co. in 2018 for A$502 million. Mr. Hopper was also the Founder and Chief Executive Officer of Polynoma LLC, an immuno-oncology company developing a novel polyvalent antigen therapy for the treatment of melanoma, from 2005 until May 2006 when a controlling stake was sold to CK Life Sciences International (Holdings) Inc., a subsidiary of Cheung Kong Holdings whose Chairman is Li Ka-Shing. Following the investment by CK Life Sciences, Mr. Hopper continued as Chief Executive Officer and Director of North America for Polynoma until 2011.

“I am delighted to develop City of Hope’s exciting STAT3 technology with Scopus. Pre-clinical data suggests that the technology has a promising future in the fight against cancer,” Mr. Hopper said.

“Immunotherapies are estimated to grow to $100 billion by 2025,” added Mr. Sanghrajka. “As a result, large pharma and the capital markets have been placing premium valuations on companies developing these therapies.”

The transaction with Bioscience Oncology includes an up-front cash payment, a deferred cash payment due upon the first anniversary of the closing of the acquisition and the issuance of shares of common stock, a majority of which is subject to the satisfaction of certain clinical development milestones, and warrants of Scopus.

About CpG-STAT3siRNA

Cancer is caused by genetic mutations that result in the uncontrolled division and proliferation of abnormally functioning cells. The STAT3 gene plays a fundamental role in cell growth and division, cell movement and apoptosis in both tumor cells and tumor associated immune cells. Studies suggest that many cancers depend on the activity of STAT3 to survive and proliferate. The ability to selectively and temporarily silence STAT3 is highly desirable for certain cancer therapies.

Multiple studies, including those conducted at City of Hope, validated STAT3 as a promising target in Non-Hodgkin’s Lymphoma.

Pre-clinical studies in City of Hope laboratories demonstrated that intratumoral injection of CpG-STAT3siRNA combined with radiation therapy, or RT, has proven to be efficacious in eradicating established tumors in preclinical models of human and mouse B-cell lymphoma. The therapeutic effect of CpG-STAT3siRNA combined with RT likely resulted from a two-pronged effect, reducing survival signaling in lymphoma cells, as well as decreasing tolerogenic/proangiogenic effects of the tumor microenvironment post-RT.

Especially impressive is that local administration of CpG-STAT3siRNA with RT resulted in complete rejection of mouse syngeneic B-cell lymphoma and significant growth inhibition of xenotransplanted tumors.

“We are especially excited by the fact that in testing combination of CpG-STAT3siRNA and RT, the disruption of the tumor microenvironment by cell-selective targeting of macrophages and myeloid derived-suppressor cells in solid tumors was sufficient to prevent cancer recurrence after RT,” Drs. Yu and Kortylewski added

Thus, the combination of local radiation and intratumoral injection of CpG-STAT3siRNA represents a novel approach to elicit an anti-tumor immune response in the host.

About Scopus BioPharma

Scopus BioPharma Inc. is a biopharmaceutical company developing novel therapeutics targeting serious diseases with significant unmet medical needs. The Company is pursuing drug development programs in the areas of autoimmune, inflammatory and metabolic diseases and cancer.

Forward-Looking Statements

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SOURCE Scopus BioPharma Inc.